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SECUR  ION

14030289

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William Blair & Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Zindel (312) 236-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon Zindel, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Blair & Company, L.L.C., as December 31, 2013, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as


"OFFICIAL SEAL"
MICHELLE MARIE MILLER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 07/19/2015



Jon Zindel
Chief Financial Officer



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William Blair

As of December 31, 2013

Consolidated Statement of Financial Condition

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2013

Contents



Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Member
William Blair & Company, L.L.C.

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. (the Company), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition..

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



EY

Building a better working world

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of William Blair & Company, L.L.C. as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2014

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents		$ 204,078,129
Cash segregated under federal regulations and restricted cash		37,992,628
Collateralized agreements:		
Securities borrowed	$ 56,879,777	
Securities purchased under agreements to resell	5,916,000	
		62,795,777
Receivables:		
Customers	115,663,362	
Brokers, dealers, and clearing organizations	19,752,613	
Other	25,574,534	
		160,990,509
Deposits with clearing organizations and others		7,932,000
Trading securities owned, at fair value		88,734,817
Firm-owned investments		22,491,365
Secured demand notes (collateral market value of $77,992,367)		46,273,000
Fixed assets, at cost (net of accumulated depreciation and amortization of $118,305,586)		38,169,452
Other assets		17,601,688
Total assets		$ 687,059,365
Liabilities and Member's capital		
Payable to Member and partners of the Member		$ 243,163,679
Payables:		
Customers	$ 40,591,850	
Brokers, dealers, and clearing organizations	6,095,432	
Other	29,301,017	
		75,988,299
Securities sold, not yet purchased, at fair value		47,098,366
Accrued expenses		101,954,444
Total liabilities		468,204,788
Subordinated borrowings		46,273,000
Member's capital		172,581,577
Total liabilities and Member's capital		$ 687,059,365

See accompanying notes.

William Blair & Company, L.L.C.

Notes to Consolidated Statement of Financial Condition

December 31, 2013

1. Organization and Nature of Operations

The accompanying consolidated statement of financial condition include the accounts of William Blair & Company, L.L.C., a Delaware limited liability company and its subsidiaries, William Blair International, Limited (WBIL), and William Blair do Brasil Assessoria Financeria Ltda. (Brazil) (collectively, the Company). William Blair & Company, L.L.C. is a wholly owned subsidiary of WBC Holdings, L.P. (the Member). The Company is based in Chicago and has office locations in 12 cities, including London, New York, Shanghai, and Zurich. All intercompany balances and transactions have been eliminated in consolidation.

The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934, a registered investment advisor under the Securities Exchange Act of 1940, and a member of the Financial Industry Regulatory Authority (FINRA). Its operations are primarily in Chicago, Illinois. WBIL is registered with the UK Financial Conduct Authority (FCA). The Company makes markets in listed and NASDAQ securities and fixed-income obligations. In addition, the Company provides investment banking, execution and clearance services, investment advisory, and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities dealers. The Company also serves as the investment advisor to affiliated registered and nonregistered investment companies.

2. Significant Accounting Policies

Use of Estimates

The preparation of consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Customers' securities transactions are recorded on a settlement date basis.

2. Significant Accounting Policies (continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Collaborative Arrangements

The Company has a collaborative agreement with Business Development Asia LLC (BDA), an affiliated entity of the Member, to participate in joint operating activities, including investment banking engagements with third parties, investment advisory, M&A advisory, capital raising, financing restructuring, or other services.

Cash and Cash Equivalents

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market mutual fund investments of $185.5 million are included in cash and cash equivalents and are valued at reported net asset value.

Restricted Cash and Cash Segregated Under Federal Regulations

At December 31, 2013, cash of $36.1 million is segregated under federal regulations for the benefit of customers and Proprietary Accounts of Introducing Brokers (PAIB) reserve requirements in accordance with SEC Rule 15c3-3.

As part of the Company's lease arrangement for its London office, the Company is required to maintain a restricted cash account with a financial institution. As of December 31, 2013 the balance in the restricted cash account is $1.7 million.

As part of the Company's lease arrangement for its Zurich office, the Company is required to maintain a restricted cash account with a financial institution. As of December 31, 2013 the balance in the restricted cash account is $156,145.

2. Significant Accounting Policies (continued)

Receivables From/Payables to Customers

Receivables from customers primarily consist of amounts due on cash transactions and margin loans to customers, which are collateralized by customer securities and carried at the amount receivable, net of an allowance for doubtful accounts. Also included in receivables from customers are fee receivables for investment advisory services. Payables to customers consist of customer cash held in brokerage accounts and is carried at the amount of customer cash on deposit.

Other Assets

Other assets include prepaid expenses and partnership-owned key person life insurance with an aggregate cash surrender value of $9.6 million as of December 31, 2013.

Fair Value Measurements

Financial instruments are generally recorded at fair value. The Company uses third-party sources combined with internal pricing procedures to determine fair value for all equity and debt securities. The fair value of domestic equity securities and options is the market price obtained from a national securities exchanges or the last sale price in the over-the-counter markets or, if applicable, the official closing price or, in the absence of a sale on the date of valuation, at the latest bid price.

Long-term, fixed-income securities are valued based on market quotations by independent pricing services that use prices provided by market makers or matrices that produce estimates of fair market values obtained from yield data relating to instruments or securities with similar characteristics or future contractual sale transactions.

Futures contracts are valued based on settlement prices on the exchange that they are traded.

Firm-owned investments primarily include equity and other funds that are valued at the underlying fund's reported net asset value on the date of valuation. Firm-owned investments may also include securities for which a market price is not available or the value of which is affected by a significant valuation event. Fair value for these investments is determined in good faith by management.

2. Significant Accounting Policies (continued)

Financial instruments, such as repurchase agreements, have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at contractual amounts approximating fair value.

The carrying amount of secured demand notes and subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2013.

Collateralized Securities Transactions

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financings and are recorded at the amount of the contract plus accrued interest, which approximates fair value (categorized as Level 2 of the fair value hierarchy). The Company's policy is to obtain possession of the reverse repurchase agreements collateral and to monitor the value daily. At December 31, 2013, the Company had $5.9 million in reverse repurchase agreements collateralized by $5.9 million of U.S. Treasury Securities. The Company's reverse repurchase agreements generally have a maturity of one day.

Securities borrowed, collateralized by cash, are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed on a daily basis, with collateral refunded or collected as necessary. Counterparties are principally other brokers and dealers and financial institutions. As of December 31, 2013, the Company has received securities with a market value of $55.4 million related to the $56.9 million of securities borrowed transactions. These securities have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales. The Company has the right to sell or repledge securities it receives under its securities borrowed transactions.

Fixed Assets

Fixed assets consist of office furnishings, equipment, software, and leasehold improvements.

Foreign Currency Translation

The Company revalues assets, liabilities, revenue, and expense denominated in non-U.S. currencies into U.S. dollars at the end of each month using applicable exchange rates.

2. Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

Effective January 1, 2013, the Company adopted the disclosure guidance Accounting Standard Update (ASU) 2011-11, *Disclosure about Offsetting Assets and Liabilities*, and ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* The amendments in these ASUs enhance disclosures by requiring additional information about financial and derivative instruments, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either: 1) offset (netting assets and liabilities) in accordance with Section 210-20-45 or Section 815-10-45 of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) or 2) subject to an enforceable master netting arrangement or similar agreement (see Note 8).

3. Income Taxes

The Company and the Member are pass-through entities for federal and state income tax purposes, except for the activities of the Shanghai office. WBIL is subject to UK income taxes. Foreign income taxes paid are allocated to the partners of the Member and are available as foreign tax credits.

The Company recorded an income tax payable of $79,000 related to its Shanghai office at December 31, 2013, which is included in other payables in the accompanying consolidated statement of financial condition.

Management has analyzed the Company's uncertain tax positions with respect to all applicable income tax issues for all open tax years and concluded that no provision for uncertain tax positions is needed.

The Company believes that it is no longer subject to any U.S. federal or state income tax examinations for the years prior to 2009 and any UK tax examinations for the years prior to 2009.

4. Deposits With Clearing Organizations

At December 31, 2013, cash of $7.9 million was pledged as collateral to secure deposit requirements at various clearing corporations.

5. Fair Value of Financial Instruments

ASC 820-10, *Fair Value Measurement*, establishes a fair value hierarchy that prioritizes inputs used in determining the fair value of financial instruments. The degree of judgment utilized in measuring fair value generally correlates to the level of pricing observability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal market, or in the absence of a principal market, the most advantageous market. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs are summarized in the three broad levels below:

Level 1: Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds, mutual funds, and exchange-traded equity securities.

Level 2: Valuations are based on quoted prices for identical or similar instruments in less-than-active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include non-exchange-traded equities, U.S. government and government agency securities, and most state, municipal, and corporate obligations.

Level 3: Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include certain restricted securities and securities with inactive markets.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

5. Fair Value of Financial Instruments (continued)

The Company assesses its financial instruments on a semiannual basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC Topic 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial in struments among levels are deem ed to occur at the beginning of the period.

The following table represents the fair value of financial instruments shown by level as of December 31, 2013 (in millions):

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 185.5	$	$	$ 185.5
Trading securities:				
Corporate debt	–	44.3	–	44.3
State and municipal obligations	–	14.1	–	14.1
U.S. government and government agencies	–	8.4	–	8.4
Equity securities	6.7	15.3	–	22.0
Firm-owned investments	21.9	–	.6	22.5
Total assets	$ 214.1	$ 82.1	$ .6	$ 296.8
Liabilities				
Securities sold, not yet purchased:				
Equity securities	$ 11.8	$ 2.4	$ –	$ 14.2
Corporate debt	–	27.3	–	27.3
U.S. government	–	5.6	–	5.6
Total liabilities	$ 11.8	$ 35.3	$ –	$ 47.1

There were no significant transfers between the Company's Level 1, Level 2, and Level 3 classified instruments.

6. Secured Demand Notes and Subordinated Borrowings

At December 31, 2013, the Company had subordinated borrowings of $46.3 million. Subordinated borrowings represent notes payable to current or for mer partners of the Member. The partners contributed secured demand notes payable of $46.3 million to the Company at the time of the issuance of the subordinated borrowings. These secured demand notes are collateralized by cash of $22.3 million included in payable to partners of the Member on the consolidated statement of financial condition, and securities with a fair value of $55.7 million and are available in computing net capital. At December 31, 2013 the Company paid an interest rate of 4.0% on its subordinated borrowings. The secured demand note agreements carry a two-year term. Collateral is returned to the lender after FINRA approves the termination or prepayment of the note. At December 31, 2013, $5.5 million of securities held pursuant to secured demand note agreements were pledged as collateral to satisfy margin deposits of various clearing organizations.

7. Fixed Assets

The following is a summary of fixed assets as of December 31, 2013:

Furniture and equipment	$ 73,426,237
Leasehold improvements	52,498,054
Software	30,550,747
	156,475,038
Less accumulated depreciation and amortization	(118,305,586)
	$ 38,169,452

8. Offsetting

Substantially all of the Company's derivative financial instruments, reverse repurchase agreements, and securities borrowing activity are transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, the Company does not transact in repurchase agreements or securities lending and, therefore, has no amounts with a potential right of offset in the event of default. There were no open derivative contracts as of December 31, 2013.

9. Commitments and Contingent Liabilities

The contract amounts of open contractual commitments of fixed-income securities reflect the Company's extent of involvement in a delayed delivery and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position. At December 31, 2013, the Company had the following open contractual commitments:

	2013 *(In Millions)*
Commitments to purchase	$ 10.4
Commitments to sell	11.2

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2013, and were subsequently settled had no material effect on the consolidated financial statements at that date.

The Company is a party to lawsuits, regulatory inquiries and proceedings incidental to its securities, investment and underwriting businesses. In the opinion of management, after consultation with outside legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's consolidated financial position. The Company recognizes liabilities for such contingencies when management determines that a loss is probable and reasonably estimable.

9. Commitments and Contingent Liabilities (continued)

The Company's lease agreements covering office space and certain office equipment require annual lease payments through the year 2022. Future minimum annual lease payments required of the Company at December 31, 2013, are as follows:

Year	Lease Payments (In Millions)
2014	$ 12.0
2015	11.5
2016	11.5
2017	9.0
2018	2.7
2019–2022	2.7
Total minimum lease payments	49.4
Less sublease rental income	(0.9)
Net minimum lease payments	$ 48.5

As of December 31, 2013, the Company was contingently liable in the amount of $255,949 under a letter-of-credit agreement issued in connection with the Company's leasehold improvement obligations.

Guarantees

The Company applies the provisions of the FASB ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are generally required under the standard membership and licensing agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral (see Note 4). The Company's liability under such guarantees is not quantifiable and could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no liability has been recorded.

10. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, to limit the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. In the event a counterparty fails to satisfy its obligations, the Company may be required to liquidate the counterparty's position and to purchase or sell the counterparty's collateral at then-prevailing market prices. The Company monitors the margin levels daily and, pursuant to such guidelines, requires the counterparty to deposit additional collateral or to reduce positions when necessary. At December 31, 2013, the Company had $59.1 million in credit extended to its customers. Management believes the margin deposits held at December 31, 2013, are adequate to minimize the risk of material loss that could be created by the positions currently held.

10. Financial Instruments With Off-Balance Sheet Risk (continued)

Contractual commitments and futures contracts provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date and price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value. Securities sold, not yet purchased consist primarily of equity and corporate debt securities and U.S. government securities and are valued at fair value. Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the fair values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

The Company's customer financing and securities settlement activities may require the Company to pledge securities as collateral in support of various secured financing sources such as bank loans. The Company obtained margin collateral from customers with a market value of $82.8 million at December 31, 2013, none of which was used to collateralize bank loans. The Company pledges securities as clolateral to satisfy margin deposits of various clearing organizations. At December 31, 2013, $2.2 million of securities owned by customers were pledged as collateral. The Company monitors the market value of securities pledged on a daily basis and requires adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

11. Short-Term Borrowings

The Company, when necessary, utilizes intraday financing to facilitate certain underwriting and advisory transactions. At December 31, 2013, there were no short-term borrowings outstanding.

12. Related-Party Transactions

The Company serves as an investment advisor and provides administrative services to the William Blair Mutual Funds, Inc. (the Funds) and various unregistered affiliated investment companies under a management agreement. Included in other receivables is $13.8 million of fee receivables from the Funds. Included in other receivables is $618,963 of fee receivables from these entities. Included in firm-owned investments is $21.7 million of investments in the Funds and various unregistered affiliated investment companies.

The payable to the Member incurs interest based on LIBOR (see Note 6).

13. Retirement Plans

The Company sponsors a qualified profit-sharing plan that covers substantially all U.S. employees and partners who meet certain eligibility requirements. The annual Company contribution to the plan is discretionary. For the year ended December 31, 2013, the Company's contribution to the plan on behalf of eligible employees totaled $8.7 million.

The Member sponsors a noncontributory, defined-benefit cash balance pension plan (the Plan) that covers all eligible partners of the Member. Benefits are based on the value of the participants' Cash Balance Account. The Cash Balance Account consists of the accumulated value of all Cash Balance Credits and Interest Credits provided under the terms of the Plan. Cash Balance Credits are based on a participant's age and ownership units. The funding policy for the Plan is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974 plus any additional amount that the Member may determine to be appropriate. As all the partners of the Member are also engaged in the business of the Company, the Plan amounts are included in the consolidated financial statements of the Company. The Company has recognized the Plan activity in accordance with FASB ASC 715, *Compensation – Retirement Benefits.*

The net underfunded status of the Plan at December 31, 2013, was $161,249, which is included in payable to the Member on the accompanying consolidated statement of financial condition.

Changes in projected benefit obligation (PBO) and Plan assets for the year ended December 31, 2013, were as follows (in millions):

PBO changes		
PBO, beginning of year	$	22.6
Service cost		9.9
Interest cost		0.8
Benefit payments		(1.8)
Actuarial gains		(4.5)
PBO, end of year	$	27.0
Plan asset changes		
Fair value, beginning of year	$	10.1
Actual return on assets		2.9
Benefit payments		(1.8)
Employer contributions		15.7
Fair value, end of year	$	26.9

13. Retirement Plans (continued)

The assumptions used to determine the PBO and the pension cost as of December 31, 2013, were: (1) discount rate (PBO): 4.75%; (2) discount rate (pension cost): 3.75%; (3) expected return on assets: 8.0%; and (4) measurement date: December 31, 2013. The accumulated benefit obligation and PBO reflect the total present value of each participant's Cash Balance Account.

The Member collected $15.7 million from participants during the fiscal years ended December 31, 2013. Participant contributions to the plan are funded through withdrawals from participant cash accounts held at the Company. The Member expects to contribute $ 9.1 million to the Plan in 2014. The investment objectives of the Plan are to achieve a long-term rate of return that will permit the Plan to meet its expected liabilities of beneficiaries and administrative expenses, without subjecting the Plan to large investment losses that could erode the Plan's ability to meet its long-term financial commitments. Risk tolerance and investment strategy for the Plan are measured within the context of overall portfolio diversification and its impact on total Plan assets. The asset allocation model for the Plan assumes a range of 35% to 65% for both equity and debt securities and 0% to 10% for cash equivalents. As of December 31, 2013, the Plan assets invested in mutual funds are composed of 60% equity securities and 40% debt securities. All of the mutual funds are considered Level 1 financial instruments in the fair value hierarchy. Plan assets include $13.7 million held in affiliated mutual funds.

The following benefit payments are expected to be paid:

Year	Benefit Payments
2014	$ 2,156,000
2015	91,000
2016	366,000
2017	705,000
2018	976,000
2019–2023	7,747,000

14. Net Capital Requirements

The Company is subject to the net capital rules of the SEC and FINRA. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items, as defined. At December 31, 2013, the Company had net capital of $143.3 million and required net capital of $1.1 million. The Company's ratio of net capital to aggregate debit items was 260%.

A net capital interpretation provides that, in determining net capital, accrued amounts that are payable at the discretion of the broker-dealer, including bonuses and profit sharing, may be added back to net worth. The Company's net capital calculation at December 31, 2013 includes discretionary liabilities as an allowable credit as the amounts were not approved for payment until January 24, 2014.

Prepayment of subordinated borrowings and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules of certain other regulatory bodies.

15. Consolidated Subsidiaries

The assets of $38.2 million and the capital of $30.8 million of WBIL are included in the consolidated computation of the Company's net capital because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors as permitted by Rule 15c3-1. At December 31, 2013, WBIL had net capital of $17.4 million, required net capital of $300,000, and excess net capital of $17.1 million under Rule 15c3-1. The allowable credit in the Company's computation of net capital was limited to $13.0 million due to higher capital requirements imposed by another regulatory agency. The capital of Brazil is not included in the computation.

16. Subsequent Events

The Company has evaluated subsequent events up to February 28, 2014. As of January 31, 2014, the Member has contributed an additional $13.0 million in capital to the Company.

Partners List

PRESIDENT and CEO
John R. Ettelson*

CHAIRMAN EMERITUS
Edgar D. Jannotta

VICE CHAIRMAN
E. David Coolidge, III

ADMINISTRATION, FINANCE AND OPERATIONS
Jon W. Zindel, CFO*
Edward McC. Blair, Jr.
Thomas W. Pace

CORPORATE FINANCE
Brent W. Gledhill,* Manager

U.S.
James M. Bertram
Marina Bozilenko
Mark G. Brady
Jeffrey W. Burtelow
Timothy W. Carroll
Daniel J. Connolly
Daniel G. Daul
Brian J. Doyle
Brent W. Felitto
Adam Filkin
Paul M. Hindsley
Andrew M. Jessen
John T. Kibler
Brandon W. Lower
Kelly J. Martin
G. Dewey Martinelli
Robert L. Metzger
Karl A. Palasz
Brett L. Paschke
R. Scott Patterson
Michael A. Pitt
Brian F. Scullion, M.D.
Anurag Sharma
Jonathan P. Skinner
Brent M. Smith
Scott J. Stevens
Samuel J. Tinaglia
W. Britton Trukenbrod
James H. Wildman

London
Matthew B. Gooch, Manager
Gareth A. Down
Matt Zimmer

Shanghai
Andrew L. Kaye, Manager

DEBT CAPITAL MARKETS
Thomas E. Lanctot, Manager

DEBT FINANCE
Michael T. Kalt
Geoffrey Wehling

MUNICIPAL BONDS
Susan J. Blahak
Phillip E. Gutman, Jr.
Bennet Wang

TAXABLE FIXED INCOME
Patrick J. Mullenix
Aaron M. Stout

HUMAN RESOURCES
John R. Smith, Jr.

INSTITUTIONAL EQUITY RESEARCH, SALES AND TRADING
John C. Moore,* Manager

EQUITY RESEARCH
John F. O'Toole, Director
Jason N. Ader
Jon R. Andersen
Benjamin C. Andrew
Ryan S. Daniels
Brandon B. Dobell
Brian Drab
Kyle G. Harris
John C. Kreger, III
Timothy McHugh
Mark R. Miller
Robert P. Napoli
Ralph E. Schackart, III
John S. Sonnier
Bhavan Suri
Sharon M. Zackfia

INSTITUTIONAL EQUITY SALES

U.S.
Anthony G. Baldwin
Douglas A. Blauw
Benjamin W. Curtis
Brian Duddy
David J. Hagen
Liam P. Healy
Annette M. Marker
Corey A. Minturn
Daniel J. Wilson

London
Ralph A. Mastrangelo, Manager
John J. Allen
James Bennett
Peter Marr

Zurich
Christopher B. Fuchs, Manager

INSTITUTIONAL EQUITY TRADING
Kevin H. DeThomas
Robert A. Durkin
Anthony P. Flanagan
Richard J. McDonald
Michael Meitus
Eric B. Rowley

INVESTMENT MANAGEMENT
Michelle R. Seitz,* Manager

U.S.
Alaina M. Anderson
Michael P. Balkin
William W. Benton
Stephanie G. Braming
John L. Brennan
Karl W. Brewer
Ronald J. Bukovac
Harvey H. Bundy, III
Daniel P. Charles
John W. Cultra
Ryan C. Dimas
Robert Duwa
Walid M. Fikri
Edward J. Finn
F. Conrad Fischer
Frederick D. Fischer
Andrew G. Flynn
David C. Fording
Mark A. Fuller, III
Heather A. Gardner
James S. Golan
Joel K. Gomberg
Richard D. Gottfred
Anthony T. Hoban
Michael A. Jancosek
John F. Jostrand
Chad M. Kilmer
Mark R. Lane
Robert C. Lanphier, IV
Mark T. Leslie
Matthew A. Litfin
Todd M. McClone
Tracy A. McCormick
John V. McLaughlin
David C. Merjan
David S. Mitchell
Jack C. Murphy
D.J. Neiman
Casey K. Preyss
Gregory J. Pusinelli
M. Patrick Quinn
David P. Ricci
Neal L. Seltzer
Ward D. Sexton
Brian D. Singer
Richard W. Smirl
Rita J. Spitz
Raymond J. Teborek
D. Michael Thompson
Mark C. Thompson
Jeffrey A. Urbina*
Christopher T. Vincent
Spiro Voulgaris
Kurt M. Wiese
Colin J. Williams
Thomas A. Wilson, Jr.
Brian Ziv

London
Thomas M. Clarke
Simon Fennell
Kenneth J. McAtamney
Terrence J. O'Bryan
Tom Ross

Zurich
Reto B. Baruffol

LEGAL AND COMPLIANCE
Arthur J. Simon,* General Counsel
Kenneth L. Wagner

MIS
James J. Connors

PRIVATE CLIENT ADVISORS
Richard P. Kiphart,* Manager
Ryan DeVore
Stephen E. Elkins
William G. Escamilla
Robert C. Fix
Daniel R. Grant
Charles H. Hodges, IV
Ross H. Jannotta
Steven R. Jesanis
William O. Kasten
Louise Lane
Alan A. Lazzara
David K. Mabie
James W. Mabie
Eric S. Maddix
Carlette C. McMullan
Alfred J. Salvino
John P. Salvino
Thomas J. Salvino
Michael M. Sirvinskas
Geralyn Sullivan
Joseph L. Tabet

*Executive Committee Member